FINANCIAL INSTITUTION BOND
Standard Form No. 14, Revised to October, 1987

EVEREST REINSURANCE COMPANY
477 Martinsville Road
P.O. Box 830 Liberty Corner, NJ 07938-0830

(Herein called Underwriter)

DECLARATIONS

BOND NO.   FL5FD00081-161   Renewal of: FL5FD00081-151

ITEM 1.   **NAMED INSURED AND ADDRESS:**   Forum Funds, Forum Funds II and Forum ETF Trust and
US Global Investors Funds
c/o Atlantic Fund Services
3 Canal Plaza, Suite 600
Portland ME 04101

ITEM 2.   **BOND PERIOD:**   FROM: May 1, 2016
TO: May 1, 2017
12:01 A.M. STANDARD TIME AT THE ADDRESS OF THE NAMED INSURED
AS STATED HEREIN.

ITEM 3.   **THE AGGREGATE LIABILITY OF THE UNDERWRITER DURING THE BOND PERIOD SHALL BE:** $3,950,000

ITEM 4.   **SUBJECT TO SECTIONS 4. AND 11. HEREOF,
THE SINGLE LOSS LIMIT OF LIABILITY IS:** $3,950,000
AND THE SINGLE LOSS DEDUCTIBLE IS: $ 25,000

PROVIDED, HOWEVER, THAT IF ANY AMOUNTS ARE INSERTED BELOW OPPOSITE SPECIFIED
INSURING AGREEMENTS OR COVERAGE, THOSE AMOUNTS SHALL BE CONTROLLING. ANY
AMOUNT SET FORTH BELOW SHALL BE PART OF AND NOT IN ADDITION TO AMOUNTS SET
FORTH ABOVE.

AMOUNT APPLICABLE TO:	SINGLE LOSS LIMIT OF LIABILITY	SINGLE LOSS DEDUCTIBLE
INSURING AGREEMENTS (A) FIDELITY:	$3,950,000	$25,000
INSURING AGREEMENTS (B,C, F)	$3,950,000	$25,000
INSURING AGREEMENT (D) – FORGERY OR ALTERATION:	$3,950,000	$25,000
INSURING AGREEMENT (E) – SECURITIES:	$3,950,000	$25,000
OPTIONAL INSURING AGREEMENTS AND COVERAGES:		
COMPUTER SYSTEMS FRAUD	$3,950,000	$25,000
VOICE INITIATED TRANSFER	$3,950,000	$25,000
TELEFACSIMILE TRANSER FRAUD	$3,950,000	$25,000
DESTRUCTION OF DATA OR PROGRAMS BY HACKER	$3,950,000	$25,000
FRAUDULENT TRANSFER INSTRUCTIONS	$3,950,000	$25,000

IF "NOT COVERED" IS INSERTED ABOVE OPPOSITE ANY SPECIFIED INSURING AGREEMENT
OR COVERAGE, SUCH INSURING AGREEMENT OR COVERAGE AND ANY OTHER



REFERENCE THERETO IN THIS BOND SHALL BE DEEMED TO BE DELETED THEREFROM.

ITEM 5. **THE LIABILITY OF THE UNDERWRITER IS SUBJECT TO THE TERMS OF THE FOLLOWING RIDERS ATTACHED HERETO: 1-15**

ITEM 6. **THE INSURED BY THE ACCEPTANCE OF THIS BOND GIVES NOTICE TO THE UNDERWRITER TERMINATING OR CANCELING PRIOR BOND(S) OR POLICY(IES) NO.(S) SUCH TERMINATION OR CANCELATION TO BE EFFECTIVE AS OF THE TIME THIS BOND BECOMES EFFECTIVE.**

PRESIDENT **SECRETARY**

COUNTERSIGNED BY: Charles A. Hyfon

The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

INSURING AGREEMENTS

FIDELITY

(A) Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(a) to cause such loss; with respect to Trading, illicit gain/benefit of employee covered; and

(b) to obtain financial benefit for the Employee and which, in fact, result in obtaining such benefit.

As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

ON PREMISES

(B) (1) Loss of Property resulting directly from

(a) robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or

(b) theft, false pretenses, common-law or statutory larceny, committed by a person present in an office or on the premises of the Insured,

while the Property is lodged or deposited within offices or premises located anywhere.

(2) Loss of or damage to

(a) furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat, or by vandalism or malicious mischief, or

(b) such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief.

provided that

(i) the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and

(ii) the loss is not caused by fire.

IN TRANSIT

(C) Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of

(a) a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger), or

(b) a Transportation Company and being transported in an armored motor vehicle, or

(c) a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:

(i) records, whether recorded in writing or electronically, and

(ii) Certified Securities issued in registered form and not endorsed, or with restrictive endorsements, and

(iii) Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.

FORGERY OR ALTERATION

(D) Loss resulting directly from

(1) Forgery or alteration of, on or in any Negotiable Instrument (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit or Letter of Credit.

(2) transferring, paying or delivering any funds or Property or establishing any credit or giving any value on the faith of any written instructions or advices directed to the Insured and authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices purport to have been signed or endorsed by any customer of the Insured or by any financial institution but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer or financial institution.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

SECURITIES
(E) Loss resulting directly from the insured having, in good faith, for its own account or for the account of others
   (1) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original
   (a) Certificated Security,
   (b) deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property.
   (c) Evidence of Debt,
   (d) Instruction to a Federal Reserve Bank of the United States, or
   (e) Statement of Uncertificated Security of any Federal Reserve Bank of the United States
      which
      (i) bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery, or
      (ii) is altered, or
      (iii) is lost or stolen;
   (2) guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, or any items listed in **(a)** through **(c)** above.
   (3) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in **(a)** and **(b)** above which is a Counterfeit.
A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

COUNTERFEIT CURRENCY
(F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.

GENERAL AGREEMENTS
NOMINEES
A. Loss sustained by any nominee organized by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.

ADDITIONAL OFFICES OR EMPLOYEES—CONSOLIDATION, MERGER OR PURCHASE OF ASSETS—NOTICE
B. If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period. If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which
   (a) has occurred or will occur in offices or premises, or
   (b) has been caused or will be caused by an employee or employees of such institution, or
   (c) has arisen or will arise out of the assets or liabilities
acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall
      (i) give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and
      (ii) obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and
      (iii) upon obtaining such consent, pay to the Underwriter an additional premium.

CHANGE OF CONTROL—NOTICE

C. When the Insured learns of a change in control, it shall give written notice to the Underwriter.

As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or the Insured by virtue of voting stock ownership. A change in ownership of voting stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten percent (10%) or more of such stock shall be presumed to result in a change of control for the purpose of the required notice.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of the stock transfer.

REPRESENTATION OF INSURED

D. The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

JOINT INSURED

E. If two or more Insureds are covered under this bond, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED—ELECTION TO DEFEND

F. The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured's liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter. The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured's name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys' fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.

If the Insured does not give the notices required in subsection **(a)** of Section **5.** of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys' fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, subsections **(b)** and **(d)** of Section **5.** of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection **(e)** of Section **5.**, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

CONDITIONS AND LIMITATIONS
DEFINITIONS

Section **1.** As used in this bond:

(a) Acceptance means a draft which the drawee has, by signature written thereon, engaged to honor as presented.

(b) Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.

(c) Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

  (1) represented by an instrument issued in bearer or registered form;

  (2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(d) Counterfeit means an imitation of an actual valid original which is intended to deceive and to be taken as the original.

(e) Employee means

(1) a natural person in the service of the Insured at any of the Insured's offices or premises covered hereunder whom the Insured compensates directly by salary or commissions and whom the Insured has the right to direct and control while performing services for the Insured;

(2) an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;

(3) a person provided by an employment contractor to perform employee duties for the Insured under the Insured's supervision at any of the Insured's offices or premises covered hereunder, and a guest student pursuing studies or duties in any of said offices or premises;

(4) an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond;

(5) each natural person, partnership or corporation authorized by the Insured to perform services as data processor of checks or other accounting records of the Insured (not including preparation or modification of computer software or programs), herein called Processor. (Each such Processor, and the partners, officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the second paragraph of Section 12. A Federal Reserve Bank or clearing house shall not be construed to be a processor.); and

(6) a Partner of the Insured, unless not covered as stated in Item 4 of the Declarations.

(f) Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer's debt to the Insured.

(g) Financial Interest in the Insured of the Insured's general partner(s), or limited partner(s), committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:

(1) as respects general partners the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of:

(a) the "net worth" of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

(b) the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set-off against loss covered by this bond;

provided, however, that if such "net worth" adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in **(g)(1)(b)** preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and

(2) as respects limited partners the value of such limited partner's(') investment in the Insured.

(h) Forgery means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one's own name signed with or without authority, in any capacity, for any purpose.

(i) Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

(j) Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified be registered.

(k) Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

(l) Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

(m) Negotiable Instrument means any writing
  (1) signed by the maker or drawer; and
  (2) containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and
  (3) is payable on demand or at a definite time; and
  (4) is payable to order or bearer.

(n) Partner means a natural person who
  (1) is a general partner of the Insured, or
  (2) is a limited partner and an Employee (as defined in Section **1(e)(1)** of the bond) of the Insured.

(o) Property means Money, Certificated Securities, Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not herein before enumerated.

(p) Statement of Uncertificated Security means a written statement of the issuer of an Uncertificated Security containing:
  (1) a description of the Issue of which the Uncertificated Security is a part;

  (2) the number of shares or units:
    (a) transferred to the registered owner;
    (b) pledged by the registered owner to the registered pledgee;
    (c) released from pledge by the registered pledgee;
    (d) registered in the name of the registered owner on the date of the statement; or
    (e) subject to pledge on the date of the statement;
  (3) the name and address of the registered owner and registered pledgee;
  (4) a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and
  (5) the date:
    (a) the transfer of the shares or units to the new registered owner of the shares or units was registered;
    (b) the pledge of the registered pledgee was registered, or
    (c) of the statement, if it is a periodic or annual statement.

(q) Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

(r) Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:
  (1) not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;
  (2) of a type commonly dealt in on securities exchanges or markets; and
  (3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(s) Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer's account in the amount of funds stated therein.

EXCLUSIONS

Section **2.** This bond does not cover:

(a) loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements **(A)**, **(D)**, or **(E)**;

(b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement **(C)**, and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

(c) loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;

(d) loss resulting from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;

(e) loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreements **(A)**, **(D)** or **(E)**;

(f) loss resulting from any violation by the Insured or by any Employee
  (1) of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or
  (2) of any rule or regulation made pursuant to any such law, unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;

(g) loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements **(A)** or **(B)(1)(a)**;

(h) loss caused by an Employee, except when covered under Insuring Agreement **(A)** or when covered under Insuring Agreement **(B)** or **(C)** and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

(i) loss resulting directly or indirectly from transactions in a customer's account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer's account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement **(A)**;

(j) damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement **(A)**. For the purposes of this exclusion, "racketeering activity" is defined in 18 United States Code 1961 et seq., as amended;

(k) loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards
  (1) in obtaining credit or funds, or
  (2) in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, or
  (3) in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems,
  whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement **(A)**;

(l) loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, except when covered under Insuring Agreement **(A)**;

(m) loss through the surrender of Property away from an office of the Insured as a result of a threat
  (1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or
  (2) to do damage to the premises or property of the Insured, except when covered under Insuring Agreement **(A)**;

(n) loss resulting directly or indirectly from payments made or withdrawals from a depositor's or customer's account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under Insuring Agreement **(A)**;

(o) loss involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement **(A)**;

(p) loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements **(A)**, **(E)** or **(F)**;

(q) loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured takes possession of such property, except when covered under Insuring Agreements **(A)** or **(B)(2)**;

(r) loss of Property while
  (1) in the mail, or
  (2) in the custody of any Transportation Company, unless covered under Insuring Agreement **(C)**, except when covered under Insuring Agreement **(A)**;

(s) potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;

(t) damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond;

(u) all fees, costs and expenses incurred by the Insured
  (1) in establishing the existence of or amount of loss covered under this bond, or
  (2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

(v) indirect or consequential loss of any nature;

(w) loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement **(A)**;

(x) loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;

(y) loss caused directly or indirectly by a Partner of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner and the Deductible Amount applicable to this bond, and then for the excess only;

(z) loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;

(aa) loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

DISCOVERY
Section **3.** This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

LIMIT OF LIABILITY
Section **4.**
Aggregate Limit of Liability
The Underwriter's total liability for all losses discovered during the Bond Period shown in Item **2.** of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item **3.** of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.

Upon exhaustion of the Aggregate Limit of Liability by such payments:

(a) The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

(b) The Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections **(a)**, **(b)** and **(c)** of Section **7.** In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability.

Single Loss Limit of Liability
Subject to the Aggregate Limit of Liability, the Underwriter's liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item **4.** of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.

Single Loss Defined
Single Loss means all covered loss, including court costs and attorneys' fees incurred by the Underwriter under General Agreement F, resulting from
(a) any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated, or
(b) any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or
(c) all acts or omissions other than those specified in **(a)** and **(b)** preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or
(d) any one casualty or event not specified in **(a)**, **(b)** or **(c)** preceding.

NOTICE/PROOF—LEGAL PROCEEDINGS AGAINST UNDERWRITER
Section **5.**
(a) At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.
(b) Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.
(c) Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.
(d) Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.
(e) If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

(f) This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.

VALUATION
Section **6.** Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

Securities
The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

Books of Account and Other Records
In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

Property other than Money, Securities or Records
In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement **(B)(2)**, the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement **(B)(2)**. The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.
Set-Off
Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee causing the loss if such loss is covered under Insuring Agreement **(A)**

ASSIGNMENT— SUBROGATION— RECOVERY— COOPERATION
Section **7.**
(a) In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured's rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.
(b) In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured's rights of recovery therefor against any person or entity to the extent of such payment.
(c) Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured's loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured's claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in the second paragraph of Section **6.** or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.
(d) Upon the Underwriter's request and at reasonable times and places designated by the Underwriter the Insured shall
(1) submit to examination by the Underwriter and subscribe to the same under oath; and
(2) produce for the Underwriter's examination all pertinent records; and
(3) cooperate with the Underwriter in all matters pertaining to the loss.
(e) The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE
Section **8.** With respect to any loss set forth in

sub-section **(c)** of Section **4.** of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or canceled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under such other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.
If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated, canceled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancellation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, shall be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

OTHER INSURANCE OR INDEMNITY
Section **9.** Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured on Property subject to exclusion **(q)** or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved.

OWNERSHIP
Section **10.** This bond shall apply to loss of Property **(1)** owned by the Insured, **(2)** held by the Insured in any capacity, or **(3)** for which the Insured is legally liable. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

DEDUCTIBLE AMOUNT
Section **11.** The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section **4.**, exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefor, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

TERMINATION OR CANCELLATION
Section **12.** This bond terminates as an entirety upon occurrence of any of the following:—**(a)** 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or **(b)** immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or **(c)** immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or **(d)** immediately upon the taking over of the Insured by another institution, or **(e)** immediately upon exhaustion of the Aggregate Limit of Liability, or **(f)** immediately upon expiration of the Bond Period as set forth in Item **2.** of the Declarations.

This bond terminates as to any Employee or any partner, officer or employee of any Processor—**(a)** as soon as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement **(A)**, against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or **(b)** 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination.

In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page.

This policy is signed by officers of the Company shown on the Declarations page of this policy.

For: Everest Reinsurance Company



Executive Vice President/CFO   Secretary

EIL 00 522 03 11   © Everest Reinsurance Company, 2008

VOICE INITIATED TRANSFER FRAUD

Named Insured: Forum Funds, Forum Funds II,   Policy No.: FL5FD00081-161
Forum ETF Trust and US Global Investors Funds

Rider No.: 1   Effective date of Rider: 05/01/16

Issuing Company: Everest Reinsurance Company

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

It is agreed that:

1. The attached bond is amended by adding an additional Insuring Agreement as follows:

VOICE INITIATED TRANSFER FRAUD

Loss resulting directly from the Insured having, in good faith, transferred Funds from a Customer's account through a Computer System covered under the terms of the Computer System Fraud Insuring Agreement in reliance upon a fraudulent voice instruction transmitted by telephone which was purported to be from:

a. an officer, director, partner or employee of a Customer of the Insured who was authorized by the Customer to instruct the Insured to make such transfer,

b. an individual person who is a Customer of the Insured, or

c. an Employee of the Insured in another office of the Insured who was authorized by the Insured to instruct other Employees of the Insured to transfer Funds, and was received by an Employee of the Insured specifically designated to receive and act upon such instructions,

but the voice instruction was not from a person described in a., b. or c. above, provided that

i) such voice instruction was electronically recorded by the Insured and required password(s) or code word(s) given; and

ii) if the transfer was in excess of **$25,000**, the voice instruction was verified by a call-back according to a prearranged procedure.

In this Insuring Agreement:

(1) Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on voice instructions to make transfers and which has provided the Insured with the names of persons authorized to initiate such transfers and with which the Insured has established an instruction verification mechanism.

(2) Funds means Money on deposit in an account.

2. In addition to the Conditions and Limitations in the attached bond and Computer Systems Fraud Insuring Agreement rider, the following provisions are applicable to the Voice Initiated Transfer Fraud Insuring Agreement:

This Insuring Agreement does not cover loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by this Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract. Proof of loss for claim under the Voice Initiated Transfer Insuring Agreement must include electronic recordings of such voice instructions and the verification call-back, if such call was required.

3. The limits of liability and deductible applicable to this Insuring Agreement shall be as reflected in Item 4. of the Declarations.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

TELEFACSIMILE TRANSFER FRAUD

Named Insured: Forum Funds, Forum Funds II, Forum ETF Trust and US Global Investors Funds

Policy No.: FL5FD00081-161

Rider No.: 2

Effective date of Rider: 05/01/16

Issuing Company: Everest Reinsurance Company

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

It is agreed that:

1. The attached bond is amended by adding an additional Insuring Agreement as follows:

TELEFACSIMILE TRANSFER FRAUD

Loss resulting from the Insured having, in good faith, transferred or delivered Funds or securities through a Computer System covered under the terms of the Computer Systems Insuring Agreement in reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction

(1) purports and reasonably appears to have originated from
    (a) a Customer of the Insured,
    (b) another financial institution, or
    (c) another office of the Insured
    but, in fact, was not originated by the Customer or entity whose identification it bears and

(2) contains a valid test code which proves to have been used by a person who was not authorized to make use of it and,

(3) contains the name of a person authorized to initiate such transfer; and

provided that, if the transfer was in excess of $25,000 the instruction was verified by a call-back according to prearranged procedure.

In this Insuring Agreement, Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on Telefacsimile Device instructions to initiate such transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism, and Funds means money on deposit in an account.

2. In addition to the Conditions and Limitations in the bond and Computer Systems Insuring Agreement Rider, the following provisions are applicable to the Telefacsimile Transfer Fraud Insuring Agreement:

Telefacsimile Device means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces that duplicate image on paper

This Insuring Agreement does not cover loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Telefacsimile Transfer Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract.

Proof of loss for claim under the Telefacsimile Transfer Fraud Insuring Agreement must include a copy of the document reproduced by the Telefacsimile Device.

3. The exclusion below, as found in this financial institutions bond, does not apply to the Telefacsimile Transfer Fraud Insuring Agreement.

"loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);"

4. The limits of liability and deductible applicable to this Insuring Agreement shall be as reflected in Item 4. of the Declarations.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

DESTRUCTION OF DATA OR PROGRAMS BY HACKER

Named Insured:Forum Funds, Forum Funds II,   Policy No.: FL5FD00081-161
Forum ETF Trust and US Global Investors Funds

Rider No.: 3   Effective date of Rider: 05/01/16

Issuing Company: Everest Reinsurance Company

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

It is agreed that:

1. The attached bond is amended by adding an additional Insuring Agreement as follows:

Destruction of Data or Programs by Hacker

Loss resulting directly from the malicious destruction of or damage to Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable by Electronic Infiltration of a Computer System and while such data or programs are stored within that Computer System.

2. With respect to loss under this Insuring Agreement, the liability of the Underwriter shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured. In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Company will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability.

3. In addition to all the definitions, exclusions, conditions, General Agreements and limitations of the attached bond applicable to the Computer Systems Fraud Insuring Agreement, parts 1, 2 and 3 of the Rider adding Computer Systems Fraud to the attached bond also apply with respect to this Rider.

4. Subject to 3., above, all covered loss sustained or incurred by the Insured from the time of initial loss until the time the Computer System is restored to substantially the previous level of operational capability shall be deemed a Single Loss for the purposes of establishing the applicable limit of liability and deductible. There is, however, no coverage under the Hacker Insuring Agreement for loss sustained or discovered after the expiration or cancellation of this Insuring Agreement, except ongoing covered costs incurred to restore a Computer System or Computer Programs or to duplicate Electronic Data or Computer Programs destroyed or damaged while coverage was in effect.

5. It is a condition precedent to coverage under thisInsuring Agreement that the Insured take all steps necessary to prevent further loss from the impaired or compromised Computer System and to restore the Computer System to substantially the previous level of operational capability as rapidly as reasonably practicable.

6. Computer Systems, as used in the Rider, are limited to any Computer System to which coverage under the Computer Systems Fraud Insuring Agreement of the attached bond applies.

7. Electronic infiltration as used in this Rider means the act of fraudulently logging onto a computer system or accessing restricted resources, functions, areas, data or applications within a computer system by a person not authorized to log on or have access thereto and who:

   a. intentionally and overtly circumvents or exploits security vulnerabilities in such system or

   b. impersonates another who is so authorized and utilizes such other person's user name or password or access codes without authorization, with the specific intent of committing a fraudulent or malicious act. Access to Computer System can be by means of a keyboard physically connected to it or a local terminal or a remote terminal, including any device communicating over a network, telephone line, leased line or similar communications channel.

8. The limits of liability and deductible applicable to this Insuring Agreement shall be as reflected in Item 4. of the Declarations.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

UNCOLLECTIBLE ITEMS OF DEPOSIT

Named Insured: Forum Funds, Forum Funds II,
Forum ETF Trust and US Global Investors Funds

Policy No.: FL5FD00081-161

Rider No.: 4

Effective date of Rider: 05/01/16

Issuing Company: Everest Reinsurance Company

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

It is agreed that:

1. The attached bond is amended by adding an additional Insuring Agreement as follows:

UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer's, shareholder's or subscriber's account based upon Uncollectible Items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured's agent to such customer's, shareholder's or subscriber's Mutual Fund Account; or

loss resulting from any Item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Items which are deposited.

2. For the purpose of this Rider, the following Definition is added to the policy:

Items of Deposit means any one or more checks and drafts. Items of Deposit shall not be deemed uncollectible until the Insured's collection procedures have failed.

3. For the purpose of this Rider, the following Exclusions is added to the policy:

This bond does not cover:

any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

The Single Loss Limit of Liability applicable to this Insuring Agreement is limited to the sum of Two million dollars ($2,000,000) subject to an annual aggregate of Two million dollars ($2,000,000) and a single loss deductible amount of Twenty-Five Thousand dollars ($25,000).

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUDIT EXPENSE

Named Insured: Forum Funds, Forum Funds II,   Policy No.: FL5FD00081-161
Forum ETF Trust and US Global Investors Funds

Rider No.: 5   Effective date of Rider: 05/01/16

Issuing Company: Everest Reinsurance Company

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

It is agreed that:

1. The following is added to the Fidelity Insuring Agreement.

> Audit Expense Coverage **$100,000.**

> This Insuring Agreement shall be subject to a deductible of **$0.**

> Expense incurred by the Insured for that part of the cost of audits or examinations required by State or Federal supervisory authorities to be conducted either by such authorities or by independent accountants by reason of the discovery of loss sustained by the Insured through dishonest or fraudulent acts of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite "Audit Expense Coverage"; it being understood, however, that such expense shall be deemed to be loss sustained by the Insured through dishonest or fraudulent act of one or more of the Employees and the liability of the Underwriter under this paragraph of Insuring Agreement (A) shall be part of and not in addition to the Single Loss Limit of Liability stated in Item 4. of the Declarations.

2. The following paragraph is substituted for Section 2.(d):

   (d) loss resulting directly or indirectly from any acts of any director or trustee of the Insured other than one employed as a salaried, pensioned or elected official or an Employee of the Insured, except when performing acts coming within the scope of the usual duties of an Employee, or while acting as a member of any committee duly elected or appointed by resolution of the board of directors or trustees of the Insured to perform specific, as distinguished from general, directorial acts on behalf of the Insured;

3. The following paragraph is substituted for Section 2.(u):
   (u) all fees, costs and expenses incurred by the Insured
   > (1) in establishing the existence of or amount of loss covered under this bond, except to the extent covered under the portion of Insuring Agreement (A) entitled Audit Expense, or
   > (2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

   ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

SCHEDULE OF NAMED INSURED

Named Insured: Forum Funds, Forum Funds II, Policy No.: FL5FD00081-161
Forum ETF Trust and US Global Investors Funds
Rider No.: 6 Effective date of Rider: 05/01/16

Issuing Company: Everest Reinsurance Company

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

It is agreed that:

1. Item 1 of the Declarations Page, Named Insured (herein called Insured), is amended to include the
   following:
        Absolute Capital Opportunities Fund
        Absolute Credit Opportunities Fund
        Absolute Strategies Fund
        Adams Harkness Small Cap Growth Fund
        Auxier Focus Fund
        Beck, Mack & Oliver International Fund
        Beck, Mack & Oliver Partners Fund
        DF Dent Premier Growth Fund
        DF Dent Midcap Growth Fund
        DF Dent Small Cap Growth Fund
        Dividend Plus+ Income Fund
        Exceed Defined Shield Index Strategy Fund
        Exceed Defined Hedge Index Strategy Fund
        Exceed Defined Enhancement Index Strategy Fund
        Golden Large Cap Core Fund
        Golden Small Cap Core Fund
        LMCG Global Market Neutral Fund
        LMCG Global Multicap Fund
        Merk Absolute Return Currency Fund
        Merk Asian Currency Fund
        Merk Hard Currency Fund
        Monongahela All Cap Value Fund
        Payson Total Return Fund
        Polaris Global Value Fund
        Steinberg Select Fund
        The BeeHive Fund
        Acuitas International Small Cap Fund
        Acuitas US Microcap Fund
        Phocas Real Estate Fund
        Baywood SKBA ValuePlus Fund
        Baywood Socially *Responsible* Fund
        CVR Dynamic Allocation Fund
        Dundas International Equity Growth Fund
        Gurtin National Municipal Value Fund
        Gurtin National Municipal Intermediate Value Fund
        Gurtin California Municipal Value Fund
        Gurtin California Municipal Intermediate Value Fund
        ABR Dynamic Equity & Volatility Fund
        NWS International Property Fund
        All American Equity Fund
        China Region Fund
        Emerging Europe Fund
        Global Resources Fund
        Gold and Precious Metals Fund

Holmes Macro Trends Fund
Near-Term Tax Free Fund
U.S. Government Securities Ultra-Short Bond Fund
World Precious Minerals Fund

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached policy other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

STOP PAYMENT LEGAL LIABILITY

Named Insured: Forum Funds, Forum Funds II,   Policy No.:   FL5FD00081-161
Forum ETF Trust and US Global Investors Funds

Rider No.:   7   Effective date of Rider: 05/01/16

Issuing Company: Everest Reinsurance Company

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

It is agreed that:

1. In consideration of the additional premium included herein, this policy is extended to indemnify the Insured against any and all sums which the Insured shall become obligated to pay by reason of the liability imposed upon the Insured by law for damages:

   (a) for having either complied with or failed to comply with any written notice of any depositor of the Insured or any authorized Representative of such depositor to stop payment of any cheque or draft made or drawn by such depositor or any authorized representative of such depositor, or

   (b) for having refused to pay any cheque or draft made or drawn by any depositor of the Insured or any authorized representative of such depositor.

   Provided always that:

   (1) the Insured shall bear the first $10,000 for each and every loss.

   (2) the Underwriter's liability under this rider shall be limited to $50,000 for any one loss and in all during each policy year, subject to a $50,000 annual aggregate.

   (3) the term "Policy Year" as used in this rider shall mean each period of twelve calendar months commencing the effective date of the attached bond.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

COMPUTER SYSTEMS FRAUD - RIDER A

Named Insured: Forum Funds, Forum Funds II,   Policy No.:   FL5FD00081-161
Forum ETF Trust and US Global Investors Funds

Rider No.:   8   Effective date of Rider: 05/01/16

Issuing Company: Everest Reinsurance Company

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

It is agreed that:

1.   The attached bond is amended by adding an Insuring Agreement as follows:

COMPUTER SYSTEMS FRAUD

Loss resulting directly from a fraudulent:

(1)   Entry of Electronic Data or Computer Program into; or

(2)   Change of Electronic Data or Computer Program within;

any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the Bond Period, as provided by General Agreement B of this bond;

Provided that the entry or change causes:

(i)   Property to be transferred, paid or delivered;

(ii)   An account of the Insured, or its customer, to be added, deleted, debited or credited; or

(iii)   An unauthorized account or a fictitious account to be debited or credited.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith on an instruction from a software contractor who has written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement.

2.   In addition to the Condition and Limitations in the bond, the following, applicable to the Computer Systems Fraud Insuring Agreement, are added:

DEFINITIONS

(A)   Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

(B)   Computer System means:

(1)   Computers with related peripheral components, including storage components wherever located;

(2)   Systems and applications software;

(3)   Terminal Devices; and

(4)   Related communication networks;

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

(C)   Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

EXCLUSIONS

(A)   Loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Computer Systems Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract;

(B)   Loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

(C)   Loss resulting directly or indirectly from:

(1)   Mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System; or

(2)   Failure or breakdown of electronic data processing media; or

(3)   Error or omission in programming or processing;

(D)   Loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who had authorized access to the customer's authentication mechanism;

(E)   Loss resulting directly or indirectly from the theft of confidential information.

SERIES OF LOSSES

All loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual; is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

3.   The exclusion below, found in financial institution bond forms 14 and 25, does not apply to the Computer Systems Fraud Insuring Agreement.

"Loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under the Insuring Agreement (A);"

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

MAINE STATUTORY RIDER/ENDORSEMENT

Named Insured: Forum Funds, Forum Funds II, Policy No.: FL5FD00081-161
Forum ETF Trust and US Global Investors Funds

Rider No.: 9 Effective date of Rider: 05/01/16

Issuing Company: Everest Reinsurance Company
THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

To be attached to and form part of Financial Institution Bond, Standard Form No. 14 in favor of.

It is agreed that:

1. The General Agreement entitled "Representation of Insured" and the "Representation" paragraph found in the application are deleted and replaced by the following:

<p align="center">Representation or Warranty of Insured</p>

No misrepresentation made by the Insured or on the Insured's behalf or breach of an affirmative warranty made by the Insured or on the Insured's behalf shall affect the Underwriter's/Company's obligations under this bond/policy

   (a) unless the Underwriter/Company relies on it and

      (i) it is material, or

      (ii) it is made with the intent to deceive, or

   (b) unless the fact misrepresented or falsely warranted contributes to the loss.

   The Insured represents that the information furnished in the application for this bond/policy is complete, true and correct. Such application constitutes part of this bond/policy.

2. Part (a) of the Section entitled "Termination or Cancelation", is deleted and replaced by the following:

   (a) (i) The Underwriter/Company may cancel this bond/policy by mailing or delivering written notice of cancelation to the Insured. The Underwriter/Company will give at least 10 days notice prior to cancelation.

      (ii) The notice of cancelation will state the effective date and reasons for cancelation.

      (iii) A post office certificate of mailing to the Insured at the last known mailing address will be conclusive proof of receipt of notice on the third calendar day after mailing.

      (iv) If the bond/policy has been in effect for 60 days or more, or it is a renewal or a continuation of a bond/policy issued by the Underwriter/Company, only one or more of the following reasons may be the basis of a cancelation:

         (1) Non-payment of premium;

         (2) Fraud or material misrepresentation made by the Insured or with the consent of the Insured in obtaining the bond/policy, continuing the bond/policy or in presenting a claim under the bond/policy;

         (3) Substantial change in the risk which increases the risk of loss after insurance coverage has been issued or renewed, including, but not limited to, an increase in exposure due to regulation, legislation or court decision;

         (4) Failure to comply with reasonable loss control recommendations;

         (5) Substantial breach of contractual duties, conditions or warranties; or

         (6) Determination by the superintendent of insurance that the continuation of a class or block of business to which the bond/policy belongs will jeopardize our solvency or will place the Underwriter/Company in violation of the insurance laws of Maine or any other state.

3. The following is added as the final paragraph of the Section entitled "Termination or Cancelation":
   If the Underwriter/Company elects not to renew this bond/policy, it will mail or deliver notice of nonre-
   newal to the Insured at least 30 days prior to expiration of the existing bond/policy. A post office certificate of mailing to the Insured at the last known mailing address will be conclusive proof of receipt of
   notice on the third calendar day after mailing.

   ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AMEND DEDUCTIBLE AMOUNT

Named Insured: Forum Funds, Forum Funds II,   Policy No.:   FL5FD00081-161
Forum ETF Trust and US Global Investors Funds

Rider No.:   10   Effective date of Rider: 05/01/16

Issuing Company: Everest Reinsurance Company

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

It is agreed that:

1. Section 11., DEDUCTIBLE AMOUNT is amended by adding the following:

There shall be no deductible applicable to any loss under INSURING AGREEMENT (A), Fidelity,
sustained by any Investment Company.

"Investment Company" means an investment company registered under the Investment Company Act of
1940 and as listed under the Named Insured on the Declarations.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations,
conditions or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTOMATIC INCREASE IN LIMITS ENDORSEMENT

Named Insured: Forum Funds, Forum Funds II,   Policy No.:   FL5FD00081-161
Forum ETF Trust and US Global Investors Funds

Rider No.:   11   Effective date of Rider: 05/01/16

Issuing Company: Everest Reinsurance Company

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

In consideration of the premium charged, it is agreed that GENERAL AGREEMENTS, Section B. Additional Offices Or Employees-Consolidation, Merger Or Purchase Of Assets-Notice, is amended by adding the following subsection:

Automatic Increase in Limits for Investment Companies
If an increase in bonding limits is required pursuant to rule 17g-1 of the Investment Company Act of 1940 ("the Act"), due to:
(i) the creation of a new Investment Company, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution; or
(ii) an increase in asset size of current Investment Companies covered under this Bond,
then the minimum required increase in limits shall take place automatically without payment of additional premium for the remainder of the BOND PERIOD.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

DEFINITION OF DISCOVERY

Named Insured: Forum Funds, Forum Funds II,   Policy No.:   FL5FD00081-161
Forum ETF Trust and US Global Investors
Funds

Rider No.:   12   Effective date of Rider: 05/01/16

Issuing Company: Everest Reinsurance Company

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

In consideration of the premium charged, it is hereby understood and agreed that:

1.   CONDITIONS AND LIMITATIONS, Section 3, DISCOVERY, is hereby deleted in its entirety and replaced with the following:

This bond applies to loss discovered by the Risk Manager or General Counsel of the first Named Insured during the Bond Period. Discovery occurs when the Risk Manager or General Counsel of the first Named Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when the Risk Manager or General Counsel of the first Named Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

2.   CONDITIONS AND LIMITATIONS, Section 5, NOTICE/ PROOF---LEGAL PROCEEDINGS AGAINST UNDERWRITER is hereby amended by deleting subsection (a) and replacing it with the following:

(a)   As soon as practicable, not to exceed 60 days, after discovery of loss by the Risk Manager or General Counsel of the first Named Insured, the Insured shall give the Underwriter notice thereof.

3.   GENERAL AGREEMENT F-NOTICE OF LEGAL PROCEEDINGS AGAINST THE INSURED-ELECTION TO DEFEND – is hereby amended by deleting the first two paragraphs and replacing them with the following:

The Risk Manager or General Counsel of the first Named Insured shall notify the Underwriter as soon as practicable, not to exceed 60 Days after notice thereof, of any legal proceeding brought to determine the Insured's liability for any loss, claim or damage, which if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured's name through attorneys selected as mutually agreed between the Underwriter and the Insured.

4. GENERAL AGREEMENT F-NOTICE OF LEGAL PROCEEDINGS AGAINST THE INSURED-ELECTION TO DEFEND – is hereby amended by deleting the last paragraph and replacing it with the following:

With respect to this General Agreement, subsections (b) and (d) of Section 5. of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 60 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5., the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

5. GENERAL AGREEMENT E - JOINT INSURED – is hereby amended by deleting the word "Insured" in the fourth sentence and replacing it with "the Risk Manager or General Counsel of the first Named Insured"

6. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AMEND DEFINITION OF EMPLOYEE

Named Insured:Forum Funds, Forum Funds II,   Policy No.: FL5FD00081-161
Forum ETF Trust and US Global Investors Funds

Rider No.: 13   Effective date of Rider: 05/01/16

Issuing Company: Everest Reinsurance Company

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

It is agreed that:

1. Conditions and Limitations-DEFINITIONS, Section 1.(e)-Employee, is hereby amended to include the following:

Any former employee for up to 60 days after such termination, provided that such termination is not due to condition as set forth in paragraph 2. of Section 12.;

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached policy other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

FRAUDULENT TRANSFER INSTRUCTIONS

Named Insured: Forum Funds, Forum Funds II,   Policy No.:   FL5FD00081-161
Forum ETF Trust and US Global Investors Funds

Rider No.:   14   Effective date of Rider: 05/01/16

Issuing Company: Everest Reinsurance Company

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

1. It is agreed that the following Insuring Agreement is added to the above Bond:

Loss resulting directly from the Insured having, in good faith, transferred Money on deposit in a Customer's account, or a Customer's Certificated Securities, in reliance upon a fraudulent instruction transmitted to the Insured via telefacsimile, telephone, or electronic mail; provided, however that

(1) The fraudulent instruction purports, and reasonably appears, to have originated from:

(a) such Customer,

(b) an Employee acting on instructions of such Customer; or

(c) another financial institution acting on behalf of such Customer with authority to make, such instructions; and

(2) The sender of the fraudulent instruction verified the instruction with the password, PIN, or other security code of such Customer; and

(3) The sender was not, in fact, such Customer, was not authorized to act on behalf of such Customer, and was not an Employee of the Insured; and

(4) The instruction was received by an Employee of the Insured specifically authorized by the Insured to receive and act upon such instructions; and

(5) For any transfer exceeding the amount set forth in item 8 of this Rider, the Insured verified the instruction via a call back to a predetermined telephone number set forth in the Insured's Written agreement with such Customer or other verification procedure approved in writing by the Underwriter; and

(6) The Insured preserved a contemporaneous record of the call back, if any, and of the instruction which verifies use of the authorized password, PIN or other security code of the Customer.

2. As used in this Rider, Customer means a natural person or entity which has a Written agreement with the Insured authorizing the Insured to transfer Money on deposit in an account or Certificated Securities in reliance upon instructions transmitted to the Insured via the means utilized to transmit the fraudulent instruction.

3. It shall be a condition precedent to coverage under this Insuring Agreement that the Insured assert any available claims, offsets or defenses against such Customer, any financial institution or any other party to the transaction.

4. The following additional Exclusions are added to the Bond applicable only to this Insuring Agreement

(a) loss resulting directly or indirectly from a fraudulent instruction if the sender, or anyone acting in collusion with the sender, ever had authorized access to such Customer's password, PIN or other security code; and

(b) loss resulting directly or indirectly from the fraudulent alteration of an instruction to initiate an automated clearing house (ACH) entry, or group of ACH entries, transmitted as an electronic message, or as an attachment to an electronic message, sent via the Internet, unless:

(1) each ACH entry was individually verified via the call back procedure without regard to the amount of the entry or

(2) the instruction was formatted, encoded or encrypted so that any alteration in the ACH entry or group of ACH entries would be apparent to the Insured.

5.   Liability of the Underwriter under this Insuring Agreement shall be a part of, not in addition to, the Aggregate Limit of Liability of this Bond.

6.   For purposes of this Insuring Agreement, all loss or losses involving one natural person or entity, or one group of natural persons or entities acting together, shall be a Single Loss without regard to the number of transfers or the number of instructions involved. A series of fosses involving unidentified natural persons or entities but arising from the same method of operation shall be deemed to involve the same natural person or entity and shall be treated as Single Loss.

7.   The Single Loss Limit of Liability and Single Loss Deductible applicable to loss under this Insuring Agreement are set forth in the Declarations.

8. The amount of any single transfer for which verification via a call back will be required is: N/A

STATE AMENDATORY INCONSISTENCY RIDER

Named Insured:Forum Funds, Forum Funds II,   Policy No.: FL5FD00081-161
Forum ETF Trust and US Global Investors Funds

Rider No.: 15   Effective date of Rider: 05/01/16

Issuing Company: Everest Reinsurance Company

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

To be attached to and form part of Financial Institution Bond, Standard Form No. 14 in favor of.

It is agreed that to the extent there is an inconsistency between a rider to the attached Bond which is labeled as a state amendatory rider and any other term or condition of the attached Bond, then to the extent permitted by law, the Underwriter shall apply either the state amendatory rider or such conflicting other terms and conditions, whichever is more favorable to the Insured.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. **Please read this Notice carefully.**

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site – http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

Everest National Insurance Company
Everest Indemnity Insurance Company
Everest Security Insurance Company
Everest Reinsurance Company



Claim Reporting Guidelines

The Everest Claim Department is dedicated to providing prompt, thorough and professional claims service. Timely submission of Loss Notices complies with the terms and conditions of your policy and assists us in providing quality service to our policyholders.

The preferred method for notifying Everest of a claim would be via e-mail. However, Loss Notices may be submitted via mail, facsimile or e-mail. If immediate attention is needed, e-mail notification is strongly recommended.

By E-mail:
  Claims E-mail: **everestnationalnjclaim@everestre.com**

By Mail:
  Casualty Claims Department
  Everest National Insurance Company
  P.O. Box 830
  477 Martinsville Road
  Liberty Corner, NJ 07938

By Facsimile:
  Fax Claims: **(866) 283-4856**

Consult Your Policy for Loss Reporting Requirements

Your policy identifies the information to be submitted with a First Notice of Loss. Additionally, the following information/documentation will always be helpful and often necessary in assisting us with our evaluation:

- Citing Everest's policy, or claim number, in all correspondence
- Providing a copy of any lawsuit, demand for arbitration or mediation, a governmental agency notice, claim letter or any similar notice
- Sending a copy of any internal reports related to the claim
- Copies of status reports prepared by your defense counsel and/or your claim handler

Everest will acknowledge each First Notice of Loss, initiate contact with you, and will request any additional information that may be needed. Everest will identify the claim professional responsible for handling your reported loss and forward their specific contact information to you. If you become aware of any subsequent information that may impact your claim, you should immediately send it to your assigned claim professional.

If you have questions or would like to discuss a specific loss with one of our claim professionals, please feel free to contact us. Thank you.

This guideline is merely for illustrative purposes and does not purport to address every situation or circumstance that may arise. Notwithstanding any statements made herein, nothing contained in this guideline is intended to replace, modify or waive any terms, conditions or warranties contained in the policy. Everest expressly reserves and does not waive any of its rights and protections afforded under the policy.

FORUM FUNDS
Three Canal Plaza, Suite 600
Portland, Maine 04101

OFFICER'S CERTIFICATE

I, Zachary Tackett, do hereby certify that I am duly elected and acting Vice President and Secretary of Forum Funds (the "Trust"), a Delaware statutory trust, and I further certify that the following resolutions were approved at the Board of Trustees meeting on March 23, 2016:

RESOLVED, that the Trust's joint participation in a fidelity bond (the "Bond"), as required by Rule 17g-1 under the Investment Company Act of 1940, as amended ("1940 Act"), for the one-year period ending May 1, 2017, be, and it hereby is, approved, confirmed and ratified, after consideration of all factors deemed relevant by the Board, including the Independent Trustees, including, but not limited to, (i) the aggregate coverage of the Bond in an amount of $3,950,000; (ii) the expected value of the aggregate assets of the Trust to which any trustee, officer or employee of the Trust may have access; (iii) the type and terms of the arrangements made for the custody and safekeeping of the assets of the Trust; and (iv) the nature of the securities in the Trust's funds be, and it hereby is, approved; and it is further

RESOLVED, that the portion of the total premium to be paid by the Trust for the Bond be, and it hereby is, approved, confirmed and ratified as discussed at this Meeting, after consideration of all factors deemed relevant by the Board, including the Independent Trustees, including, but not limited to, (i) the nature of the business of the Trust and other parties to the Bond, (ii) the number of other parties to the Bond named as insured, (iii) the amount of the Bond, (iv) the amount of the premium paid for the Bond, (v) the ratable allocation of the premium among the parties named as insured under the bond, and (vi) the extent to which the portion of the total premium paid by the Trust is less than the premium it would have paid to maintain a single insured bond; and it is further

RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized to increase the amount of the Bond coverage from time to time to ensure adequate coverage based, among other things, upon the value of the Trust's assets and to enable the Trust to remain in compliance with the 1940 Act and the rules promulgated thereunder; and it is further

RESOLVED, that the Secretary of the Trust and his or her designee be, and each of them hereby is, authorized and directed to make all necessary filings and give all notices and information with respect to the Bond as required by paragraph (g) of Rule 17g-1 promulgated under the 1940 Act.

IN WITNESS WHEREOF, the undersigned has executed this certificate this 30th day of June 2016.

/s/ Zachary R. Tackett
Zachary R. Tackett, Esq.
Vice President and Secretary of the Trust

INSURANCE AGREEMENT AMONG INSUREDS
REQUIRED BY RULE 17g-1(f)

March 23, 2016

This Agreement is entered into this March 23, 2016, among Forum Funds, Forum Funds II, U.S. Global Investors Funds, and Forum ETF Trust, each a Delaware statutory trust (each, a "Trust" and collectively, the "Trusts") and a registered management investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), on behalf of its series (each, a "Fund" and collectively, the "Funds"), as applicable, covered by the Policies referred to below.

WHEREAS, the Funds will be named as insureds on one or more insurance policies that provide combined coverage for (i) mutual fund/directors and officers professional liability; (ii) independent directors liability; and (iii) a fidelity bond issued by EVEREST (the "Fidelity Bond") ((i), (ii) and (iii) collectively referred to herein as the "Policies").

WHEREAS, Rule 17g-1 under the 1940 Act ("Rule 17g-1") requires that in the case of a joint Fidelity Bond there shall be an agreement among all insureds to the effect that in the event recovery is received under such Fidelity Bond as a result of a loss sustained by a registered management investment company and one or more other insureds, the registered management investment company shall receive an equitable and proportionate share of the recovery, at least equal to the amount which it would have received had it provided and maintained a single insured Fidelity Bond with the minimum coverage required by Rule 17g-1 ("Minimum Required Coverage");

NOW, **THEREFORE**, the parties agree, subject to the terms and conditions of the Policies, as follows:

1.	Pursuant to Rule 17g-1(f), each of the undersigned hereby agrees that each Fund shall receive an equitable and proportionate share of the recovery, in an amount at least equal to the Minimum Required Coverage. In addition, each of the undersigned agrees that the premium be allocated pro rata among the Funds based on gross assets.

2.	Each Fund seeking recovery amounts in excess of its Minimum Required Coverage shall recover excess amounts in full as long as the retaining aggregate policy limit is sufficient to provide all other Funds with their Minimum Required Coverage. If multiple Funds seek recovery of amounts in excess of their respective Minimum Required Coverage, and the remaining aggregate Fidelity Bond limit is not sufficient to pay all such amounts in full, such Funds shall share in any remaining amount of available aggregate Fidelity Bond limit on the basis of the each Fund's Minimum Required Coverage as a percentage of the total amount of Minimum Required Coverage for all Funds seeking claim recovery amounts in excess of the Minimum Required Coverage, provided that no Fund recovers more than its actual losses.

The Trustees of each Trust shall not be personally liable for any obligations under this Agreement and the shareholders of each Fund shall not be personally liable for any obligations of their respective Fund under this Agreement. Each party agrees that, in asserting any rights or claims under this Agreement, it shall look only to the assets and property of the applicable Fund(s) in settlement of such rights or claims, and not to the Trustees of the Fund(s) or the shareholders of the Fund(s).

Forum Funds

By: /s/ J. Michael Parish
      J. Michael Parish
      Chairman

Forum Funds II

By: /s/ David Tucker
      David Tucker
      Chairman

Forum ETF Trust

By: /s/ David Tucker
      David Tucker
      Chairman

U.S. Global Investors Funds

By: /s/ David Tucker
      David Tucker
      Chairman